FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Press Release

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is further to our letter dated May 10, 2017. We would like to inform you that the Committee of Executive Directors of the Bank at its meeting held on May 10, 2017 had approved the proposed borrowing plan for the Financial Year 2017-18.

The Bank, acting through its DIFC (Dubai) branch, has priced a senior unsecured bond under its GMTN programme. We enclose a press release in connection with the same.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051 CIN: L65190GJ1994PLC021012

News Release	December 7, 2017

For Immediate Publication

ICICI Bank’s US$ 500 million International Bond offering

ICICI Bank (NYSE: IBN), acting through its DIFC (Dubai) branch, successfully priced an issuance of 10 year fixed rate notes of US$ 500 million. The notes carry a coupon of 3.80% and were offered at an issue price of 99.728.

The securities referred to in this document were offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (“Securities Act”), and outside the United States only to non-U.S. persons under Regulation S of the Securities Act.

The securities referred to in this document have not been, and will not be, registered under the Securities Act, or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuer does not intend to make a public offer of the notes in the United States or to register any notes under the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 7, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager